Exhibit 99.2

Financial Information for the Year Ended December 31, 2018 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon consolidated financial information

Appendix B: Summary OPC consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Financial Position as at December 31, 2018 and 2017

	As at December 31
	2018	2017
	$ millions
Current assets
Cash and cash equivalents	131	1,417
Short-term investments and deposits	50	7
Trade receivables, net	36	44
Other current assets, including derivatives	41	36
Assets held for sale	70	-
Total current assets	328	1,504
Non-current assets
Investments in associated companies	161	122
Deposits, loans and other receivables, including derivative instruments	140	107
Deferred payment receivable	189	175
Deferred taxes, net	1	-
Property, plant and equipment, net	635	616
Intangible assets, net	1	2
Total non-current assets	1,127	1,022
Total assets	1,455	2,526
Current liabilities
Loans and debentures	23	448
Trade payables	48	59
Other payables, including derivative instruments	12	83
Provisions	-	44
Income tax payable	7	172
Total current liabilities	90	806
Non-current liabilities
Loans, excluding current portion	488	504
Debentures, excluding current portion	75	85
Deferred taxes, net	59	53
Income tax payable	27	27
Total non-current liabilities	649	669
Total liabilities	739	1,475
Equity
Share capital	602	1,267
Shareholder transaction reserve	-	4
Translation reserve	1	(2)
Capital reserve	17	19
Accumulated profit/(loss)	29	(305)
Equity attributable to owners of the Company	649	983
Non-controlling interests	67	68
Total equity	716	1,051
Total liabilities and equity	1,455	2,526

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Profit & Loss for the years ended December 31, 2018 and 2017

	For the year ended December 31,
	2018	2017
	$ millions
Revenue	364	366
Cost of sales and services (excluding depreciation)	(259)	(267)
Depreciation	(30)	(31)
Gross profit	75	68
Selling, general and administrative expenses	(34)	(56)
Impairment of assets and investments	-	29
Other expenses	(1)	-
Other income	2	1
Financing expenses	(30)	(70)
Financing income	28	3
Financing expenses, net	(2)	(67)
Gain on third party investment in Qoros	504	-
Fair value loss on option	(40)	-
Write back of financial guarantee	63	-
Share in losses of associated companies, net of tax	(105)	(111)
Profit/(loss) before income taxes	462	(136)
Income taxes	(11)	(73)
Profit/(loss) for the year from continuing operations	451	(209)
(Loss)/profit for the year from discontinued operations	(6)	478
Profit for the year	445	269
Attributable to:
Kenon's shareholders	434	237
Non-controlling interests	11	32
Profit for the year	445	269
Basic/diluted profit/(loss) per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit/(loss) per share	8.07	4.40
Basic/diluted profit/(loss) per share from continuing operations	8.17	(4.00)
Basic/diluted (loss)/profit per share from discontinued operations	(0.10)	8.40

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
 For the years ended December 31, 2018 and 2017

	For the year ended December 31
	2018	2017
	$ millions
Cash flows from operating activities
Profit for the year	445	269
Adjustments:
Depreciation and amortization	30	178
Impairment/(write back) of assets and investments	5	(8)
Financing expenses, net	2	276
Share in losses of associated companies, net	105	111
Capital gains, net	-	(26)
Net change in fair value of derivative financial instruments	1	-
(Write back)/provision for financial guarantee	(63)	-
Bad debt expense	-	7
Gain on third party investment in Qoros	(504)	-
Fair value loss on option	40	-
Write down of other payables	1	-
Share-based payments	2	1
Income taxes	16	278
	80	1,086
Change in inventories	-	1
Change in trade and other receivables	9	(63)
Change in trade and other payables	(35)	(568)
Change in provisions and employee benefits	-	2
Cash generated from operating activities	54	458
Income taxes paid, net	(2)	(66)
Net cash provided by operating activities	52	392

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
 For the years ended December 31, 2018 and 2017

	For the year ended December 31
	2018	2017
	$ millions
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	-	5
Short-term deposits and loans, net	(29)	(5)
Investment in long-term deposits, net	(14)	-
Cash paid for asset acquisition, less cash acquired	(2)	-
Sale of subsidiaries – Latin America and Caribbean businesses, net of cash disposed off	-	793
Income tax paid	(170)	-
Investment in associates	(90)	-
Acquisition of property, plant and equipment	(69)	(228)
Acquisition of intangible assets	-	(10)
Proceeds from realization of long-term deposits	18	5
Interest received	13	7
Proceeds from dilution of third party investment in Qoros	260	-
Receipt/(payment) to release financial guarantee	18	(72)
Payment of transaction cost for sale of subsidiaries	(48)	-
Energuate purchase adjustment	-	10
Insurance claim received	-	80
Net cash (used in)/provided by investing activities	(113)	585

Cash flows from financing activities
Dividend paid to non-controlling interests	(8)	(29)
Dividends paid	(100)	-
Capital distribution	(665)	-
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	-	100
Payment of issuance expenses related to long term debt	-	(35)
Payment of consent fee	-	(5)
Receipt of long-term loans and issuance of debentures	34	1,939
Repayment of long-term loans and debentures	(376)	(1,506)
Short-term credit from banks and others, net	(77)	(126)
Payment of swap unwinding and early repayment fee	-	(47)
Purchase of non-controlling interest	-	(14)
Interest paid	(25)	(180)
Net cash (used in)/provided by financing activities	(1,217)	97

Decrease in cash and cash equivalents	(1,278)	1,074
Cash and cash equivalents at beginning of the year	1,417	327
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(8)	16
Cash and cash equivalents at end of the year	131	1,417

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	OPC	Quantum (Qoros)	Other	Adjustments	Total
	$ millions
2018
Total sales	363	-	1	-	364

Adjusted EBITDA	91	-	(19)	-	72
Depreciation and amortization	(30)	-	(1)	-	(31)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Other items:
Gain on third party investment in Qoros	-	504	-	-	504
Fair value loss on derivative asset	-	(40)	-	-	(40)
Share in losses of associated companies	-	(78)	(27)	-	(105)
Write back of financial guarantee	-	63	-	-	63
Profit / (Loss) before taxes	36	457	(31)	-	462
Income Taxes	(10)	-	(1)	-	(11)
Profit / (Loss) from continuing operations	26	457	(32)	-	451

Segment assets	893	92	239	-	1,224
Investments in associated companies		139	92	-	231
					1,455
Segment liabilities	700	-	39	-	739
Capital expenditure	100	-	-	-	100

	OPC	Quantum (Qoros)	Other	Adjustments	Total
	$ millions
2017
Total sales	365	-	1	-	366
Depreciation and amortization	(30)	-	(1)	-	(31)
Impairment of assets and investments	-	-	29	-	29
Financing income	1	-	13	(11)	3
Financing expenses	(34)	(6)	(41)	11	(70)
Share in (losses) income of associated companies	-	(121)	10	-	(111)
Profit / (Loss) before taxes	23	(127)	(32)	-	(136)
Income taxes	(9)	-	(64)	-	(73)
Profit / (Loss) from continuing operations	14	(127)	(96)	-	(209)

Segment assets	940	16	1,448	-	2,404
Investments in associated companies	-	2	120	-	122
					2,526
Segment liabilities	743	75	657	-	1,475
Capital expenditure	109	-	121	-	230

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		for the year ended
	December 31	December 31	December 31	December 31
	2018	2017	2018	2017
	$ millions		$ millions
ZIM	92	120	(27)	10
Qoros	139	2	(78)	(121)
	231	122	(105)	(111)

Appendix B

Summary OPC consolidated financial information

OPC’s Consolidated Statement of Income

	For the year ended December 31,
	2018	2017
	US$ million	US$ million
Continuing Operations
Sales	363	365
Cost of sales (excluding depreciation and amortization)	(258)	(266)
Depreciation and amortization	(30)	(30)
Gross profit	75	69
General, selling and administrative expenses	(14)	(13)
Operating income	61	56
Financing expenses	(27)	(34)
Financing income	2	1
Financing expenses, net	(25)	(33)
Income before taxes	36	23
Taxes on income	(10)	(9)
Net income for the period	26	14

Attributable to:
Equity holders of the company	20	9
Non-controlling interest	6	5
Net profit for the period	26	14

Summary Data from OPC’s Consolidated Statement of Cash Flows

	Year ended December 31,
	2018	2017*
	(in millions of USD)
Cash flows provided by operating activities	86	114
Cash flows used in investing activities	(102)	(158)
Cash flows (used in) provided by financing activities	(34)	163
(Decrease) increase in cash and cash equivalents	(50)	119
Cash and cash equivalents at end of the period	88	147
Total depreciation and amortization	30	30

*Reclassified

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2018	December 31, 2017
	(in millions of USD)
Total financial liabilities[1]	586	618
Total monetary assets[2]	138	147
Total equity attributable to the owners	181	173
Total assets	905	941

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a non-IFRS financial measure.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

Year Ended December 31, 2018
(in USD millions)
Total

Net profit for the period	26
Depreciation and amortization	30
Financing expenses, net	25
Income tax expense	10
Adjusted EBITDA	91

Year Ended December 31, 2017
(in USD millions)
Total

Net income for the period	14
Depreciation and amortization	30
Financing expenses, net	33
Income tax expense	9
Adjusted EBITDA	86

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of December 31, 2018 (in USD millions):

	OPC-Rotem	OPC-Hadera	Tzomet	Total

Debt (excluding accrued interest)	336	172	79	587
Cash and cash equivalents and short term deposits	26	12	77	115
Restricted cash (including debt service reserves)	46	2	24	72
Debt service reserves	24	-	13	37

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the OPC-Rotem plant and the Hadera energy center (kWh in millions):

	For the year ended December 31,
	2018	2017
Sales to private customers	3,489	3,888
Sales to the system administrator	116	100
Total sales	3,965	3,988

	For the year ended December 31,
	2018	2017
Net generation of electricity	3,383	3,655
Purchase of electricity from the system administrator	582	333
Total volume of electricity generated and purchases from the system administrator	3,965	3,988

	For the year ended December 31,
	2018		2017
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
OPC- Rotem	87%	3,299	94%	3,576
OPC- Hadera	94%	84	89%	79

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